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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------


                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                         OF THE SECURITIES ACT OF 1934

                                (AMENDMENT NO. 2)

                            NTS-PROPERTIES PLUS LTD.
                              (NAME OF THE ISSUER)

                            NTS-PROPERTIES PLUS LTD.
                         NTS-PROPERTIES PLUS ASSOCIATES
                                    ORIG, LLC
                                  J.D. NICHOLS
                                 BRIAN F. LAVIN
                          OCEAN RIDGE INVESTMENTS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    629421108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     J.D. NICHOLS, MANAGING GENERAL PARTNER
           OF NTS-PROPERTIES PLUS ASSOCIATES AND MANAGER OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

                             MARK R. BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

         THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c.  |_|  A tender offer.

         d.  |_|  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


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         Check the following box if the filing is a final amendment reporting
the results of the transaction: |X|

CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

     TRANSACTION VALUATION: $409,872.78*    AMOUNT OF FILING FEE: $37.71 **

--------------------------------------------------------------------------------

* The transaction valuation was calculated by multiplying 315,286.75, the number of limited partnership interests being purchased in the merger, by the purchase price of $1.30 per interest.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals .0092% of the transaction valuation.

|X| Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:    $37.71
         Form or Registration No.:    Schedule 13E-3
         Filing Party:     NTS-Properties Plus, Ltd., NTS-Properties Plus
                           Associates,  ORIG, LLC, J.D. Nichols, Brian F. Lavin
                           and Ocean Ridge Investments, Ltd.
         Date Filed:       March 15, 2002


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         This Amendment No. 2 supplements and amends the Rule 13e-3 Transaction
Statement on Schedule 13E-3 (the "Original Statement") filed jointly by NTS-Properties Plus Ltd. (the "Partnership"), NTS-Properties Plus Associates (the "General Partner"), ORIG, LLC ("ORIG"), J.D. Nichols, Brian F. Lavin and Ocean Ridge Investments, Ltd. ("Ocean Ridge") on March 15, 2002. The Original Statement was subsequently amended on May 29, 2002 by filing Amendment No. 1 which was filed concurrently with the filing of a Definitive Information Statement pursuant to Regulation 14C under the Securities Exchange Act of 1934 (the "Information Statement"). A copy of the Information Statement was included as an exhibit to Amendment No. 1 to the Original Statement. The underlying Rule 13e-3 transaction relates to an Agreement and Plan of Merger, dated as of March 1, 2002 (the "Merger Agreement"), by and between the Partnership and ORIG, a Kentucky limited liability company affiliated with the Partnership. The Merger Agreement provided for the merger (the "Merger") of the Partnership with and into ORIG, with ORIG as the entity surviving the Merger. A copy of the Merger Agreement is attached as Appendix A to the Information Statement.

         ORIG and its affiliates, Ocean Ridge, a Florida limited liability partnership, and the General Partner, a Kentucky limited partnership (collectively, the "Majority Interest Holders"), owned approximately 51% of the outstanding limited partnership interests of the Partnership (the "Interests") immediately prior to the Merger. The Majority Interest Holders voted in favor of the Merger to allow ORIG to purchase all of the Interests that are not held by the Majority Interest Holders (the "Nonaffiliated Interests"). The Merger is effective as of June 25, 2002.

         As a result of the Merger, the Partnership has ceased to exist and ORIG, as the entity surviving the Merger, will continue to be privately owned. Former limited partners holding the Nonaffiliated Interests will receive $1.30 per Interest in cash. In addition, registration of the Interests will be terminated and neither the Partnership nor ORIG, as successor-in-interest to the assets of the Partnership, will be required to file periodic reports with the Securities and Exchange Commission.

         This Amendment No. 2 is being jointly filed by (i) the Partnership (the issuer of the class of equity securities that is the subject of the transaction); (ii) ORIG; (iii) J.D. Nichols, the manager of ORIG, managing general partner of the General Partner and Chairman of the Board and sole director of NTS Capital Corporation, a Kentucky corporation and corporate general partner of the General Partner; (iv) Brian F. Lavin, President and Chief Operating Officer of NTS Capital Corporation; (v) the General Partner; and (vi) Ocean Ridge Investments, Ltd., an affiliate of ORIG.

         The information contained in the Information Statement, including all appendices thereto, and the Original Statement, as amended, is incorporated herein by reference.


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                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 2, 2002

                                 NTS-PROPERTIES PLUS LTD., a Florida limited partnership

                                 By:      NTS-PROPERTIES PLUS ASSOCIATES
                                          General Partner

                                 By:/s/ J. D. Nichols
                                    -----------------------------------
                                          J.D. Nichols, Managing General Partner

                                 NTS-PROPERTIES PLUS ASSOCIATES

                                 By:/s/ J. D. Nichols
                                    -----------------------------------
                                          J.D. Nichols, Managing General Partner

                                 ORIG, LLC, a Kentucky limited liability company

                                 By:      /s/ J. D. Nichols
                                          -----------------------------
                                          J.D. Nichols, Managing Member

                                 OCEAN RIDGE INVESTMENTS, LTD.

                                 By:      BKK Financial, Inc.
                                 Its:     General Partner

                                          By: /s/ J.D. Nichols
                                          -----------------------------
                                                   J. D. Nichols
                                                   Its:  Chairman of the Board

                                 /s/ J. D. Nichols
                                 --------------------------------------
                                 J. D. Nichols, individually

                                 /s/ Brian F. Lavin
                                 --------------------------------------
                                 Brian F. Lavin, individually